Exhibit 99.2

ASX ANNOUNCEMENT

28 February 2023

PROCEEDS OF CAPITAL RAISE AND SHARE PURCHASE PLAN

Sydney, 28 February 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to advise the successful conclusion of its recent equity financing round.

Key Points

•	AU$ 4.5 million raised from existing sophisticated and institutional investors, as announced to ASX on 16 January 2023.

•	AU$ 2.606 million raised from existing shareholders via Share Purchase Plan (SPP), which closed on 24 February 2023.

•	Total gross proceeds of AU$ 7,106,000 will be applied (after application of expenses) to Kazia’s R&D pipeline, which comprises two assets in nine clinical trials.

•	Multiple inflection points expected in CY2023, with potential to substantially revalue both paxalisib and EVT801 development candidates.

•	Cash inflows provide runway to 4Q CY2023, on current cashflow forecast.

“We are grateful for the emphatic support of our shareholders,” commented Iain Ross, Chairman of the Board at Kazia Therapeutics. “The proceeds of this financing will help the company to deliver a number of key read-outs during CY2023, which we expect to materially advance the development of our two assets, and in particular to position paxalisib for its further development and ultimate commercialization.”

Shares subscribed for under the institutional placement have been issued, as per the company’s announcement of 28 February 2023. Shares subscribed for under the SPP will be issued on 3 March, as previously announced to ASX.

ENDS

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.